Globalink Investment Inc.

200 Continental Drive, Suite 401

Newark, Delaware 19713

VIA EDGAR

November 18, 2024

Ms. Mary Beth Breslin

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Globalink Investment Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 8, 2024
File No. 001-41122

Dear Ms. Breslin,

On behalf of Globalink Investment Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as communicated to our counsel with respect to the preliminary proxy statement on Schedule 14A filed by the Company on November 8, 2024. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. An Amendment to the Preliminary Proxy Statement on Schedule 13A (“Amendment No. 1 to the Preliminary Proxy Statement”) is being filed by the Company to accompany this response letter.

Preliminary Proxy Statement filed November 8, 2024

Extension Amendment Proposal

1. We note that you are seeking to extend your termination date to June 9, 2025, a date which is 42 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state clearly that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on December 6, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response: In response to the Staff’s comment, we revised our disclosure on pages 23 and 25 of Amendment No. 1 to the Preliminary Proxy Statement.

General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, we revised our disclosure on page 23 of Amendment No. 1 to the Preliminary Proxy Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Guillaume de Sampigny, Esq, at (212) 530-2230, of Hunter Taubman Fischer & Li LLC.

Very truly yours,

/s/ Say Leong Lim
Say Leong Lim
Chief Executive Officer

cc:	Guillaume de Sampigny, Esq.
Hunter Taubman Fischer & Li LLC